JEEPERS! INC.

                                60 HICKORY DRIVE
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 890-1800



                                  June 19, 1998


VIA EDGAR
---------


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


      Re: Application for Withdrawal of (i) Registration Statement on Form S-1 (No. 333-50297) and (ii) Registration Statement of Form 8-A (No. 000-24461), of Jeepers! Inc.
            ------------------------------------------------

Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act") and Rule 12d2-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), application hereby is made by Jeepers! Inc., a Delaware corporation (the "Company"), to withdraw the following:

      (a) the Registration Statement on Form S-1 (No. 333-50297), filed by the Company with the Securities and Exchange Commission (the "Commission"), together with Amendments No. 1, 2 and 3 and all exhibits thereto (the "S-1 Registration Statement"), relating to the proposed initial public offering (the "Offering") of shares of common stock, par value $0.01 per share, of the Company (the "Shares"). The S-1 Registration Statement, as amended by Amendment No. 3 thereto, was declared effective by the Commission on June 18, 1998. NONE OF THE SHARES COVERED BY THE S-1 REGISTRATION STATEMENT HAVE BEEN SOLD BY THE COMPANY PURSUANT TO THE S-1 REGISTRATION STATEMENT.

      (b) the Registration Statement on Form 8-A (No. 000-24461), filed by the Company with the Commission, relating to Shares (the "8-A Registration Statement").







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Securities and Exchange Commission
June 19, 1998
Page 2


      The basis upon which this application for withdrawal is made is as follows:

      The representatives of the underwriters in connection with the proposed Offering have advised the Company that market conditions are currently not favorable for the Offering. The Company has consequently concluded that it is not in the best interests of the Company or its stockholders to proceed with the Offering at this time.

      Accordingly, the Company respectfully requests the Commission to (i) grant the application of the Company to have (1) the S-1 Registration Statement withdrawn pursuant to Rule 477 under the Securities Act, and (2) the 8-A Registration Statement withdrawn pursuant to Rule 12d2-2 under the Exchange Act and (ii) issue an appropriate order to be included in each of the files for the S-1 Registration Statement (No. 333-50297) and the 8-A Registration Statement (No. 000-24461) to the effect that the S-1 Registration Statement and the 8-A Registration Statement, respectively, have been "Withdrawn upon the request of the Registrant, the Commission consenting thereto."


                                    Very truly yours,

                                    JEEPERS! INC.

                                    By: /s/ Nabil N. El-Hage
                                        ------------------------------
                                        Nabil N. El-Hage
                                        President and Chief
                                        Executive Officer




cc:   Securities and Exchange Commission
        Ms. Carolyn Kurr
      The Nasdaq Stock Market, Inc.
        Ms. Judith P. Badua